Exhibit (a)(5)(F)

TELEMAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ/MF Nr. 02.107.946/0001-87

NIRE Nr. 3.33.0016601-7

ERRATA

Telemar Participações S.A. (“TmarPart”) informs that the composition of shareholders of Tele Norte Leste Participações S.A. (“Tele Norte Leste”) set forth in item 8.3 of the NOTICE OF VOLUNTARY PUBLIC TENDER OFFER TO PURCHASE PREFERRED SHARES of its subsidiaries Tele Norte Leste and Telemar Norte Leste S.A. (“Telemar Norte Leste”), published on June 20, 2007 (“Notice”), had a material mistake. The correct composition of shareholders of Tele Norte Leste at December 31, 2006 is as follows:

	Common	% of	Preferred	% of	Total of
	Shares	Common	Shares	Preferred	shares	%
Shareholders	(thousand)	shares	(thousand)	Shares	(thousands)	Total
Telemar Participações S.A.	68,504	52.45	—	—	68,504	17.48

The Bank of New York ADR Department	—	—	138,463	53.01	138,463	35.34

Europacific Growth Fund	—	—	8,553	3.27	8,553	2.18

Capital Research and Management Company	—	—	7,275	2.78	7,275	1.86

Banco do Brasil’s Social Security Fund	6,755	5.17	8,300	3.18	15,055	3.84

Treasury Shares	3,238	2.48	6,476	2.48	9,714	2.48

Others	52,115	39.90	92,166	35.28	144,271	36.82

Total	130,612	100.00	261,223	100.00	391,835	100.00

All other terms of the Notice remain unchanged and in full force.

TmarPart takes this opportunity to inform that the full content of the Notice can be accessed, free of charge, at the following webpages: www.telemar.com.br/ri; www.cvm.gov.br; www.bovespa.com.br; www.ubs.com/ubspactual.

TmarPart also informs that the content of this notice will be transmitted to the Investor Relations Officers of Tele Norte Leste and Telemar Norte Leste, in order to be disclosed to the respective shareholders.

Rio de Janeiro, June 28, 2007

Fabio Schvartsman
Investor Relations Officer